Filed by Gafisa S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Construtora Tenda S.A.
Commission File Number: 132-02704
Date: December 14, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY GAFISA S.A. OR CONSTRUTORA TENDA S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF CONSTRUTORA TENDA S.A. INTO GAFISA S.A.

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These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa filed with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus contain important information about Gafisa, Tenda, the proposed transaction and related matters.  Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426. SHAREHOLDERS OF TENDA AND GAFISA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

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TABLE OF CONTENTS

Item Number	Description

1.	Minutes of the Extraordinary General Shareholders’ Meeting Convened on December 14, 2009.
2	Second Call Notice dated December 14, 2009 for an Extraordinary General Meeting of the shareholders of Gafisa S.A. on December 23, 2009 at 2 p.m.
3	Press Release of Gafisa S.A. dated December 14, 2009.

Item 1

CONSTRUTORA TENDA S.A.

Publicly-Held Company

Corporate Taxpayers’ ID (CNPJ/MF) No. 71.476.527/0001-35
NIRE 35.300.348.206

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING CONVENED ON DECEMBER 14th, 2009

1.           Date, Time and Place: On December 14th, 2009, at 9:00 a.m., in the building of Construtora Tenda S.A.’s ( the “Company”) headquarters, in the city of São Paulo, State of São Paulo, at Avenida Engenheiro Luis Carlos Berrini, 1376, 10th floor, Brooklin.

2.           Call Notice: The call notice was published on November 10th, 11th and 12 th, 2009, in the “Diário Oficial do Estado de São Paulo”, pages 17, 18 and 10, respectively, and in the newspaper “Valor Econômico”, pages D8, A6 and B2, respectively.

3.           Attendance: Shareholders representing more than 2/3rds of Company’s total and voting capital, as per the signatures in the “Shareholders’ Attendance Book”. Also present were: the Company’s Director, Mr. Fernando Cesar Calamita; the Company’s Financial and Investor Relations and Operational Officers, Messrs. Paulo Roberto Cassoli Mazzali and Marcelo Silva de Souza, respectively; Mr. Laércio Lampiasi, member of the Company’s Fiscal Council; Ms. Patrícia Cristina Carradas, a representative of APSIS Consultoria Empresarial Ltda.; Mr. Anderson Bertoni, CRC 1SP245.452/O-5, of Terco Grant Thornton, the Company’s auditors; Mr. Fernando Iunes, of Banco Itaú BBA S.A., and Mr. Pedro Chueiri, of Ulhoa Canto, Rezende e Guerra, advisors of the Independent Committee appointed by Company’s Board of Directors relating to the merger of the Company’s shares into Gafisa S.A.

4.           Presiding Board: Chairman: Mr. Paulo Cezar Aragão, in the absence of the Chairman of the Board of Directors; Secretary: Grace Cristine Ferreira Rocha.

5.           Resolutions:

5.1.           Resolved that the Minutes of this Extraordinary General Shareholders’ Meeting will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

5.2.           Resolved to amend the heading of Article 5 of the Company’s bylaws to reflect the increases of the corporate capital approved by the Board of Directors within the limits of the authorized capital up to the date hereof, which shall read as follows and noting that the Sole Paragraph will remain unaltered, with the abstention of the shareholders POLO FIA, POLO NORTE FIM and VINSON EVOLUTION:

“Article 5. The capital of the Company is of R$ 755,699,415.56, divided into 400,828,367 common shares, without par value.”

5.3.           The shareholders resolved to suspend the EGM, because, as of the date hereof, the Registration Statement on Form F-4 filed by Gafisa with the US Securities & Exchange Commission (SEC) in connection with the other items of the EGM agenda to be voted upon at this EGM has not been declared effective yet by the SEC, which is a regulatory requirement in the United States of America for the shareholder vote. The EGM will be reconvened on December 23, 2009, at 9:00 a.m., in the same place (no further call notice is required), when the other items of the agenda will be discussed and voted on.

SUSPENSION OF THE EGM: As there were no further issues to be addressed, the EGM was suspended, and the present Minutes were drawn up as a summary, and, after having been read and found to be appropriate, were signed by all in attendance. São Paulo, December 14th, 2009.

Signatures: Paulo Cezar Aragão, Chairman; Grace Cristine Ferreira Rocha, Secretary; Gafisa S.A., by Fabiana Utrabo Rodrigues and Monique M. Mavignier de Lima; Evolution Fundo de Investimento de Ações, Franklin Templeton Investment Funds, Templeton Global Investment Trust – Templeton Bric Fund, John Hancock Funds II Emerging Markets Value Fund, Columbia Marsico Global Fund, Dimensional Funds PLC, The Marsico Global Fund, Rohm and Haas Master Trust, Harbor Global Growth Fund, Pensionskassernes Administration A/S, The Master Trust Bank of Japan LTD Re: F Russel Invsts (Japan) LTD Intern Equit Fund, Polo Fundo de Investimmento em Ações, Vinson Fund LLC and Polo Norte Fundo de Investimento Multimercado, by George Washington Tenório Marcelino; Paulo Cezar Aragão; Monique M. Mavignier de Lima; Fabiana Utrabo Rodrigues and Grace Cristine Ferreira Rocha.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Grace Cristine Ferreira Rocha
Secretary

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gafisa’s filings with the Securities and Exchange Commission (SEC), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gafisa or Tenda stockholders to approve the merger, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to Gafisa’s most recent reports filed with the SEC.  Tenda or Gafisa are under no obligation to and expressly disclaim any such obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa filed with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus contain important information about Gafisa, Tenda, the proposed transaction and related matters.  Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426.

SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Item 2

GAFISA S.A.

Tax ID (CNPJ/MF) No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

SECOND CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on December 23, 2009, at 2:00 p.m., on a second call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas, 8,501, 19th floor, Eldorado Business Tower, Pinheiros, for an Extraordinary General Shareholders’ Meeting to decide on the following AGENDA:

1.
to review, discuss and approve the Protocol and Justification of the merger, into the Company, of the totality of outstanding shares issued by the Company’s subsidiary Construtora Tenda S.A. (“Merger of Shares”) and executed by the management of the companies on November 9, 2009, as well as the acts and provisions contemplated therein;

2.
to ratify the appointment and hiring of APSIS Consultoria Empresarial Ltda. for the preparation of the appraisal report of the shares issued by Construtora Tenda S.A. that will be contributed to the capital of the Company for the purposes of Sections 227 and 8 of Brazilian Law no. 6.404/76 (“Appraisal Report”);

3.	to approve the Appraisal Report;

4.
to approve the Merger of Shares and the consequent capital increase of the Company through the issuance of common shares to be subscribed and paid-up by the officers of Construtora Tenda S.A. on behalf of its shareholders and a further amendment to Section 5 of the Bylaws of the Company in order to reflect the capital increase; and

5.	to approve the assumption by the Company of non-exercised stock options granted by Contrutora Tenda S.A. under its Stock Option Plans.

In order to facilitate the access of the Shareholders to the Meeting, the Shareholders are requested to deliver the following documents at the Company’s headquarters, to the attention of the Investor Relations Department until December 21, 2009: (i) statement or evidence of the ownership of shares issued by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros or by Itaú Corretora de Valores S.A., institution in charge for the services of book-entry shares of the Company; and (ii) to those to be represented by an attorney-in-fact, the power-of-attorney observing the applicable law (article 126 from Brazilian Law No. 6.404/76).

The following documents are available to the Shareholders at the Company’s headquarters as well as on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros: (i) the Protocol and Justification of the Merger of

Shares; (ii) the audited financial statements of the Company and of Construtora Tenda S.A. as of September 30, 2009; (iii) the Appraisal Report; (iv) the appraisal report also prepared by APSIS Consultoria Empresarial Ltda. for the purposes of article 264 of Brazilian Law No. 6.404/76; and (v) the report presented by N M Rothschild & Sons. For consulting and analysis of such documents at the Company’s headquarters, the interested shareholders shall book a date and time with the Investor Relations Department.

São Paulo, December 14, 2009

Gary Robert Garrabrant
Chairman of the Board of Directors

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Item 3
GAFISA S.A.
CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

Press Release

Gafisa S.A. (the "Company") hereby publicly informs its shareholders, the market in general, and other interested parties that, due to the fact that the minimum legal quorum required for the Extraordinary General Meeting convened for December 14, 2009 to be held on first call, was not reached, such meeting will be held on second call on December 23, 2009, at 2 p.m., pursuant to the call notice which was made public today.

São Paulo, December 14, 2009.

Alceu Duilio Calciolari
Investors Relations Officer

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